Via Facsimile and U.S. Mail
Mail Stop 6010

October 11, 2006

Mr. Michel de Rosen
President, Chief Executive Officer
VeroPharma, Incorporated
397 Engleview Boulevard
Exton, Pennsylvania, 19341

Re: **VeroPharma, Incorporated**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Form 10-Q for the Three Months Ended March 31, 2006
        Filed March 2, 2006
        File No. 000-21699

Dear Mr. de Rosen:

        We have reviewed your August 2, 2006 letter and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Financial Statements, page 70

Notes to the Consolidated Financial Statements, page 75

Revenue recognition, page 77

1. Please provide us further modifications to your policy for recognizing product
    sales that you provided in response to prior comment four to clarify the

following:

a. When you believe that channel inventory at a period end is in excess of
    ordinary business needs and the value of potential returns is materially
    different than your returns accrual, it is unclear why you only "may" defer
    revenue recognition. As such, please clearly state that you would defer
    revenue recognition or describe the circumstances when you would not
    defer revenue recognition.

b. When you believe that inventory levels are increasing without a
    reasonably correlating increase in prescription demand, it is unclear why
    you only "may" proactively determine not to process wholesaler orders
    until these levels are reduced. As such, please clearly state that you would
    not process the orders or describe the circumstances when you would
    process the orders.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. You should furnish the letter to us via EDGAR under the form type label
CORRESP.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Oscar
Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the
comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant